February 4, 2019

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

       Re: CANNAPOWDER, INC.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 28, 2018
           File No. 333-228741

Dear Mr. Carmel:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A Filed December 28, 2018

Executive Compensation, page 37

1. Please update Executive Compensation information for the most recent fiscal year end. Refer to Regulation S-K, Compliance and Disclosure Interpretation Question 117.05
       for guidance.
 Liron Carmel
CANNAPOWDER, INC.
February 4, 2019
Page 2

       You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                        Sincerely,
FirstName LastNameLiron Carmel
                                                        Division of Corporation
Finance
Comapany NameCANNAPOWDER, INC.
                                                        Office of Healthcare &
Insurance
February 4, 2019 Page 2
cc:       Lawrence R. Lonergan, Esq.
FirstName LastName